Exhibit 99.1

B Communications Announces Planned NASDAQ Delisting, Deregistration and Termination of Reporting to, SEC

TEL AVIV, Israel, August 26, 2020 (GLOBE NEWSWIRE) – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (“BCOM” or the “Company”), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), announced today its intention to voluntarily delist its ordinary shares from the NASDAQ Global Select Market (“NASDAQ”). Following the effectiveness of that delisting, the Company furthermore intends to deregister, and terminate its reporting obligations, with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended with respect to its ordinary shares. The required documentation for the delisting is expected to be filed with the SEC on or about September 8, 2020, while the filing for the deregistration and termination of reporting is expected to follow on or about September 21, 2020.

The delisting, deregistration and termination of reporting will not impact shareholders’ ownership of their ordinary shares, and such ordinary shares will continue to be listed and traded on the Tel Aviv Stock Exchange (the “TASE”) under the trading symbol “BCOM”. BCOM will furthermore continue to report in an ongoing manner to the Israel Securities Authority and the TASE.

The NASDAQ delisting and SEC deregistration/ termination of reporting will reduce the Company’s administrative costs and will eliminate the time and distractions of the management team associated with SEC reporting requirements. It will also enable the Company to increase its focus on the Company’s Israel-centered investor base.

BCOM’s board of directors decided to delist, deregister and terminate BCOM’s reporting obligations in the United States with respect to, its ordinary shares after careful consideration of the advantages and disadvantages of being a NASDAQ-listed, SEC reporting company. The board determined that the benefits of maintaining the Company’s U.S. listing and its status as a U.S. reporting company no longer outweigh the management time, cost and other burdens associated with such status. The board considered many factors in making that decision, including:

●	the costs and significant management time associated with the preparation and filing of periodic reports with the SEC and the burdens associated with complying with laws applicable to U.S. reporting companies, such as the Sarbanes-Oxley Act of 2002;

●	the low trading volume and minimal liquidity in BCOM’s ordinary shares on NASDAQ, which accounts for only a small fraction of the overall, worldwide trading volume in the ordinary shares; and

●	the strong trading market that enables investor activity in the ordinary shares on the TASE (where trading volumes average approximately 266,000 per trading day (during 2020, to date), almost 18 times the average daily trading volume on NASDAQ).

BCOM intends to file a Form 25 with the SEC on or about September 8, 2020 to voluntarily delist the ordinary shares from NASDAQ. Assuming that filing becomes effective ten days later, BCOM will then terminate the registration of its ordinary shares and its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by filing a Form 15 on or about September 21, 2020. After the filing of the Form 15, BCOM will no longer be required to file Annual Reports on Form 20-F or ongoing Reports of Foreign Private Issuer on Form 6-K. The Exchange Act deregistration will be effective 90 days after the filing of the Form 15.

Despite the NASDAQ delisting and Exchange Act deregistration, the ordinary shares will continue to be listed on the TASE, and the Company will continue to report to the TASE and the Israel Securities Authority, as it has done until now. While the Company’s primary financial reports (quarterly and annual) will continue to be available in English on the Company’s website, most of the Company’s reports filed in Israel will not be available in English following the NASDAQ delisting and Exchange Act deregistration.

Shareholders may consult their financial advisors, the Company (by using the below contact information), or the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, regarding any questions related to their holding ordinary shares in the Company following the NASDAQ delisting and Exchange Act deregistration.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq. B Communications is controlled by Searchlight II BZQ L.P (60.18%) and T.N.R Investments Ltd (11.39%). Our controlling shareholders have extensive telecom experience and financial strength, representing significant business and management added value for the Bezeq Group. The Searchlight group has proven and successful experience in global investments in communications companies as well as upgrading processes such as infrastructure and technology.

For more information please visit the following internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.searchlightcap.com

Cautionary Note Re: Forward-Looking Statements:

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding BCOM’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of BCOM and not all of which are known to BCOM, including, without limitation, BCOM’s ability to realize anticipated cost savings from its delisting and deregistration, its ability to timely and effectively implement its delisting and deregistration, adverse effects on share price and liquidity following BCOM’s deregistration, as well as more general business and financial risks such as those risk factors described from time to time in BCOM’s reports filed with or furnished to the SEC and TASE. Investors should keep in mind that BCOM’s financial results in any particular period may not be indicative of future results. BCOM is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.